MATERION CORPORATION

6070 Parkland Boulevard, Mayfield Heights, OH 44124

216.486.4200 f 216.383.4005 www.materion.com

December 23, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephany Yang
Andrew Blume

Re:	Materion Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 15, 2024
Form 8-K Furnished October 30, 2024
File No. 001-15885

Ladies and Gentlemen:

Materion Corporation, an Ohio corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 2, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 15, 2024 (“Form 10-K”), and Current Report Form 8-K, furnished October 30, 2024.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.

We note that you present and discuss gross margin as a percentage of non-GAAP value-added sales within the table on page 21 and the related narrative on page 22. Please present and discuss gross margin on a GAAP basis using consolidated net sales and ensure you present the comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 23, 2024

Page - 2 -

Interpretations (“Non-GAAP C&DIs”). Please also apply the nature of this comment to your press releases furnished under Item 2.02 of Form 8-K, such as for the consolidated and segment measures presented within Attachments 5 and 7 of the Form 8-K furnished October 30, 2024.

Response:

The Company uses the value-added sales, a Non-GAAP financial measure that removes the impact of pass-through metal costs and allows for analysis without the distortion of the movement or volatility in precious metal market prices and changes in mix due to customer-supplied material. Internally, we manage our business on this basis, and we provide a reconciliation of net sales, the most directly comparable GAAP financial measure, to value-added sales when we disclose value-added sales. Gross margin as a percentage of net sales could vary significantly from period to period due to volatility in the precious metal markets, even though there would be little to no impact on the overall profitability of the business as our pricing policy is to directly pass the costs of the metals on to the customer in order to mitigate the impact of metal price volatility on our results of operations.

Although we believe gross margin as a percent of value-added sales is more reflective of our current period performance, the Company acknowledges the Staff’s comment and going forward, in future period reports filed with the Commission and future earnings releases furnished to the Commission, we will present and discuss gross margin as a percent of net sales prior to providing gross margin as a percentage of value added sales, similar to the following examples from the 10-K and press release, presented for illustrative purposes:

RESULTS OF OPERATIONS

(Thousands except per share data)	2023	2022	2021
Net sales	$1,665,187	$1,757,109	$1,510,644
Value-added sales	1,127,071	1,114,411	829,572

Gross margin	349,042	343,880	283,762
Gross margin as a % of Net sales	21%	20%	19%
Gross margin as a % of Value-added sales	31%	31%	34%

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 23, 2024

Page - 3 -

Attachment 5

Materion Corporation and Subsidiaries

Reconciliation of Net Sales to Value-added Sales, Net Income to EBITDA and Adjusted EBITDA

(Unaudited)

	Third Quarter Ended						Nine Months Ended
(Millions)	Sep 27, 2024	% of Net Sales	% of VA	Sep 29, 2023	% of Net Sales	% of VA	Sep 27, 2024	% of Net Sales	% of VA	Sep 29, 2023	% of Net Sales	% of VA

Net sales	$436.7			$403.1			$1,247.9			$1,244.1

Pass-through metal cost	172.9			132.6			446.4			406.8

Value-added sales	$263.8			$270.5			$801.5			$837.3

Net income	$22.3	5.1%	8.5%	$26.6	6.6%	9.8%	$54.7	4.4%	6.8%	$76.2	6.1%	9.1%

Income tax expense	0.8	0.2%	0.3%	3.0	0.7%	1.1%	6.9	0.6%	0.9%	11.9	1.0%	1.4%

Interest expense - net	8.8	2.0%	3.3%	7.6	1.9%	2.8%	25.9	2.1%	3.2%	22.9	1.8%	2.7%

Depreciation, depletion and amortization	18.6	4.3%	7.1%	15.1	3.7%	5.6%	51.3	4.1%	6.4%	46.5	3.7%	5.6%

Consolidated EBITDA	$50.5	11.6%	19.1%	$52.3	13.0%	19.3%	$138.8	11.1%	17.3%	$157.5	12.7%	18.8%

Special items

Restructuring and cost reduction	$1.6	0.4%	0.6%	$3.1	0.8%	1.2%	$10.7	0.9%	1.3%	$6.9	0.6%	0.8%

Electronic Materials inventory adjustment	2.8	0.6%	1.1%	—	— %	— %	2.8	0.2%	0.3%	—	— %	— %

Business transformation costs	0.6	0.1%	0.2%	—	— %	— %	0.6	— %	0.1%	—	— %	— %

Additional start up resources and scrap	1.2	0.3%	0.5%	—	— %	— %	6.1	0.5%	0.8%	—	— %	— %

Merger, acquisition and divestiture related costs	—	— %	— %	—	— %	— %	0.7	0.1%	0.1%	—	— %	— %

Total special items	6.2	1.4%	2.4%	3.1	0.8%	1.2%	20.9	1.7%	2.6%	6.9	0.6%	0.8%

Adjusted EBITDA	$56.7	13.0%	21.5%	$55.4	13.7%	20.5%	$159.7	12.8%	19.9%	$164.4	13.2%	19.6%

Financial Position, page 26

2.

Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

In future periodic reports, we will provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented, explaining the underlying reasons and implications of material changes between periods. By way of example, included below is the revised wording for the period ended December 31, 2023.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 23, 2024

Page - 4 -

Net cash provided by operations increased by $28.5 million from 2022 to 2023. In addition to the $16.7 million increase in operating income, the increase in cash provided by operating activities was favorably impacted by the Company’s working capital initiatives implemented through 2023. Specifically, the Company continued to focus on streamlining customer payment terms, resulting in a $28 million favorable impact to operating cash flow when compared to the prior year. Although inventory increased during 2023 to support organic growth initiatives, the increase in inventory was less than the increase experienced in 2022, favorably impacting operating cash flow by approximately $45 million. These items were offset by lower unearned income for customer prepayments related to the agreements with a customer as discussed in Note K. The net activity of the prepayments and servicing the agreements by providing product and therefore reducing the unearned revenue was a net outflow of $0.1 million in 2023 compared to a net cash inflow of $17.8 million in 2022. Additionally, there was a $19 million increase in unbilled receivables in 2023 due to an increase in projects in the fourth quarter of 2023, which qualified for over time revenue recognition based on the contract terms. Lastly, the Company paid $9.4 million more in interest expense in 2023 when compared to 2022.

Note B - Segment Reporting and Geographic Information, page 50

3.	Please address the following comments related to your segment disclosures:

•	As required by ASC 280-10-50-20, provide segment disclosures for each period for which an income statement is presented, unless explicitly exempted.

Response:

The Company acknowledges the Staff’s comment. In future periodic reports, the Company will provide the segment disclosures for each period in which a consolidated statement of income is included as required by ASC 280-10-50-20.

•

Pursuant to ASC 280-10-50-22 and 280-10-50-30(c), present total assets for each reportable segment and a reconciliation of such totals to consolidated assets or explain to us why the requirement is not applicable.

Response:

Segment assets are not regularly reviewed by the Company’s chief operating decision maker to make decisions regarding the allocation of resources to our reportable segments and assess their performance. Accordingly, the Company did not disclose total assets by reportable segment in the Form 10-K. The Company plans to include this reasoning as to our exclusion of reportable segment asset information in the Annual Report on Form 10-K for the year ending December 31, 2024 in accordance with ASC 280-10-50-26.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 23, 2024

Page - 5 -

4.

We note your disclosure that one customer accounted for approximately 10% of your net sales for fiscal year 2023. Please revise future filings to disclose the identity of the segment(s) reporting the revenues from such customer pursuant to ASC 280-10-50- 42.

Response:

In future periodic reports, when disclosing that one customer accounted for 10% or more of our net sales, we will disclose the identity of the segment reporting the revenue from such customer (the customer is in the Performance Materials segment).

Form 8-K Furnished October 30, 2024

Exhibit 99.1, page 9

5.

We note that your non-GAAP measures include adjustments for “restructuring and cost reduction,” “Electronic Materials inventory adjustment,” “business transformation costs,” and “additional start up resources and scrap.” Please explain to us in sufficient detail the nature of all items included in each adjustment. Explain how you concluded each cost is not a normal, recurring, cash operating expense of your business and why eliminating it within your non-GAAP financial measures is meaningful and appropriate. Refer to Question 100.01 of the Non-GAAP C&DIs.

Response:

From time to time, the Company incurs expenses that are non-recurring or associated with non-operating or abnormal expenses that are not indicative of the performance of our on-going operations. These non-recurring/abnormal costs are excluded from our non-GAAP measures. These adjustments are consistent with those that are permitted to be excluded from financial covenants within the Company’s Credit Agreement. The Company intends to provide additional disclosure regarding the treatment of these adjustments for purposes of our debt covenants in the Liquidity section of our interim and annual reports in the future and will clearly label and describe such adjustment. The following provide more detail on the specific Staff inquiries:

Restructuring and cost reduction

During the nine months ended September 27, 2024, we recorded $10.7 million of restructuring and costs reduction charges. Of these charges, $6.2 million relate to one-time employee termination benefits incurred as a part of the Company’s restructuring initiatives. The restructuring initiatives were implemented throughout 2024 across all business segments to optimize our cost structure. These amounts have been recorded in accordance with ASC 420. The costs

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 23, 2024

Page - 6 -

related to one-time employee termination benefits are not used for an assessment of the long-term performance of the business or the sustainability of its results. As these are incremental one-time costs, they do not result in a reduction of ongoing operating expenses necessary to conduct the business.

In addition to these restructuring costs, the Company temporarily idled a limited number of its facilities within its Electronic Materials and Precision Optics business segments. The facility idling was due to market downturns within the semiconductor and optics market, as a result of a temporary reduction in demand. The semiconductor industry has recently experienced a significant downturn, primarily driven by a market industry correction and the overall economic outlook. As the market is expected to return to pre-downturn levels, the Company chose to idle the plants and retain the impacted staff instead of laying-off or restructuring its workers. The Company determined the associated cost incurred at the idled plants during this period were not representative of normal operating costs due to the unique nature of these temporary shutdowns.

Lastly, we incurred $1.7 million of inventory mark-downs associated with the aforementioned restructuring activities and the exit of certain products lines as well as $0.5 million of fixed asset write offs related to the exit of our PC RAM business. As a general matter, we do not include adjustments for routine inventory write-off charges in our non-GAAP financial measures, nor do we plan to do so in the future. Fixed asset write-offs are uncommon and relate specifically to the exit of the PC RAM business. The Company believes these non-cash adjustments to be separate and distinct from the costs it normally recognizes as a part of its routine inventory balance review and believe the adjustments improved the comparability for our investors in evaluating the performance of the core operations consistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Electronic Materials inventory adjustment

During the third quarter of 2024, the Company identified an adjustment primarily related to accounting for third-party precious metal refinery activity at one of our manufacturing facilities in 2021 through 2023, resulting in a unique, one-time catch-up adjustment of $2.8 million recorded in the third quarter of 2024. For the impacted years, the losses were approximately $0.8 million to $1.0 million annually and would have only reduced gross margin as a percent of net sales and value-added sales by 0.1% in each year. Accordingly, the Company determined that excluding this one-time adjustment was necessary to ensure comparability for our investors in evaluating the current year performance of the core operations. As noted above, as a general matter, we do not include adjustments

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 23, 2024

Page - 7 -

for routine inventory write-off charges in our non-GAAP financial measures, nor do we plan to do so in the future.

Business transformation costs

Business transformation costs relate to a Company-wide initiative, beginning in 2024, to transform our systems, processes and data across the broader organization. These discrete, non-recurring strategic projects relate to standardization of our S&OP process and SAP enhancement projects that are transformative in nature and once complete, are expected to generate significant cost savings and efficiencies over time. This work is expected to be substantially complete by the end of 2025 and, therefore, is not long-term in duration. The incremental costs incurred relate to third party consultants and not internal resources. Due to the nature, scope and magnitude of this investment, these costs are considered by management to represent incremental transformation costs above the historical level of spending for technologies to support our operations, which have historically been focused on implementation of individual applications, upgrades and maintenance. Based on their nature and impact, these costs do not represent normal, recurring, cash operating expenses necessary to operate the Company’s ongoing business; rather, they relate to specific corporate projects that are limited in duration and are not connected with the Company’s revenue generating activities. Management believes that, upon completion, the Company will cease incurring the expenses related to each project and each project described above is unlikely to be undertaken again in the foreseeable future.

Additional start-up resources and scrap

Additional start-up resources and scrap costs relate to a facility expansion project that began in 2024 (referred to as “phase two” of the project) and is disclosed in Note I to the consolidated financial statements contained in the Form 10-K. In 2022, the Company entered into a $60 million agreement with a customer for a significant expansion of our new clad strip facility. Throughout 2024, the Company incurred various costs as a part of the pre-revenue qualification process of the expansion related equipment. Specifically, the customer required the Company to hire external consultants to monitor the pre-production activities and product trials. Additionally, the Company incurred costs related to non-saleable development orders and scrapped inventory as the production processes were changed to utilize assets from both the first and second phase of the project. The expenses incurred during the qualification process, external consultant costs and the cost of non-billable development orders are not normal or recurring and ceased during the fourth quarter of 2024. Given the significant nature of this contract, and the considerable charges associated with the second phase of the

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 23, 2024

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project, the Company concluded these charges were not normal nor expected to re-occur.

It is uncommon for our business to construct new facilities or implement expansions of this magnitude. We do not intend to make the construction or expansion of new or existing facilities a part of normal, recurring operations and therefore do not expect to adjust for these types of costs in the future. The additional start up resources and scrap costs incurred as a part of our clad strip facility expansion do not represent expenses necessary to operate our business on an ongoing basis. The Company believes that excluding such costs from our non-GAAP measures is appropriate as it provides investors a comparable basis to evaluate ongoing, operating performance.

6.

We note you present and discuss adjusted EBITDA margin in a “Business Highlights” bullet before you present and discuss the most directly comparable GAAP measure. Please ensure you present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DI’s.

Response:

In future press releases furnished under Item 2.02 of Form 8-K, when presenting and discussing adjusted EBITDA margin, we will present and discuss the most directly comparable GAAP measure with equal or greater prominence.

* * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact me at 216-383-6889.

Very truly yours,

/s/ Shelly M. Chadwick Shelly M. Chadwick Vice President, Finance and Chief Financial Officer